SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MAGICJACK VOCALTEC LTD.
(Name of Issuer)
Ordinary Shares, with no par value
(Title of Class of Securities)
M6787E101
(CUSIP Number)
Mr. David L. Kanen Kanen Wealth Management LLC 10141 Sweet Bay Ct., Parkland, Florida 33076 (631) 863-3100

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6787E101	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Kanen Wealth Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 801,067
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 801,067

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 801,067
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IA

CUSIP No. M6787E101	13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON David L. Kanen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 197,385*
	8	SHARED VOTING POWER 801,067
	9	SOLE DISPOSITIVE POWER 197,385*
	10	SHARED DISPOSITIVE POWER 801,067

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 998,452*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

* Includes call options with respect to 80,000 Ordinary Shares.

CUSIP No. M6787E101	13D/A	Page 4 of 5 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this "Amendment No. 1") amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on August 19, 2016 (as amended, the "Schedule 13D" or this "Statement"), with respect to the Ordinary Shares, with no par value (the "Ordinary Shares"), of magicJack VocalTec, Ltd., a company organized under the laws of the State of Israel (the "Company"). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Ordinary Shares reported as owned by the Reporting Persons in the ordinary course of business. The Ordinary Shares beneficially owned by KWM were acquired for the accounts of its customers. In addition, Mr. Kanen purchased Ordinary Shares for his own account. The total cost for purchasing the Ordinary Shares reported as owned by the Reporting Persons (excluding call options with respect to Ordinary Shares) was approximately as follows: KWM, $5,907,384, and Mr. Kanen, $1,513,943. Mr. Kanen has purchased from counterparties call options at an average price of $1.23 per option that carry the right to call from such counterparties 80,000 Ordinary Shares with an exercise price of $5.00 per share. The source of funds for the Ordinary Shares acquired for the accounts of KWM’s customers were funds of such customers. The source of funds for the Ordinary Shares acquired by Mr. Kanen were his personal funds.

Item 5. Interest in Securities of the Issuer.

(a)        The Reporting Persons beneficially own in the aggregate 998,452 Ordinary Shares, which represents approximately 6.3% of the Company’s outstanding Ordinary Shares.

KWM, in its role as investment manager for customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own the 801,067 Ordinary Shares held in the Accounts. Mr. Kanen expressly disclaims such beneficial ownership. In addition, Mr. Kanen directly owns 197,385 Ordinary Shares held for his own account, which includes 117,385 Ordinary Shares and call options with respect to 80,000 Ordinary Shares.

Each percentage ownership of Ordinary Shares set forth in this Statement is based on the 15,855,362 Ordinary Shares reported by the Company as outstanding as of July 31, 2016 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2016.

(c)        On August 22, 2016, KWM purchased 102,833 Ordinary Shares in open market transactions for the accounts of its customers at an average price of $6.12 per share. On August 25, 2016, KWM purchased 57,000 Ordinary Shares in open market transactions for the accounts of its customers at an average price of $6.31 per share. Each of the additional Ordinary Shares held in the Accounts reported on this Amendment No. 1 were acquired by customers prior to entering into investment advisory agreements with KWM.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 1, which agreement is set forth on the signature page to this Statement.

CUSIP No. M6787E101	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Ordinary Shares of the Company.

Dated: August 26, 2016

KANEN WEALTH MANAGEMENT LLC

/s/ David L. Kanen
David L. Kanen
Managing Member

/s/ David L. Kanen
David L. Kanen